Mail Stop 3561

July 31, 2008

Yuchuan Liu, Chief Executive Officer
Sino Gas International Holdings, Inc.
No.18 Zhong Guan Cun Dong St.
Haidian District
Beijing, P. R. China 100083

> **Re: Sino Gas International Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 14, 2008**
> **File No. 333-147998**

Dear Mr. Liu:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

General

1. We note your response to comment one in our letter dated July 10, 2008. We re-issue our prior comment in part. Please generally ensure that your prospectus reflects information as of a current date; in this regard, we continue to note several references to information that is as of May 21st. For example, see page 15 and the paragraph entitled "Securities authorized for issuance under equity compensation plans," page 38 and your discussion regarding your corporate structure and page 56 and the second paragraph under the heading "Operational and Construction Permits." These are examples only so please review your entire prospectus and provide appropriate revisions.

***

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

      You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Jiannan Zhang, Esq.
    Cadwalader, Wickersham & Taft LLP